ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, N.W. WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

January 21, 2020

Nathan Briggs

T: 202-626-3909

F: 202-383-9308

Nathan.Briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Samantha A. Brutlag

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-08932)

Responses to Comments on Post-Effective Amendment No. 121

Dear Ms. Brutlag,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 2, 2020 regarding Post-Effective Amendment No. 121 (the “Amendment 121”) to Artisan Partners Funds’ Registration Statement on Form N-1A. Artisan Partners Funds filed the Amendment 121 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on November 21, 2019 for the purpose of adding Advisor Shares as a new share class of Artisan Global Discovery Fund (the “Fund”).

A summary of the Staff’s comments, and Artisan Partners Funds’ responses thereto, are set forth below.

Comments Applicable to the Prospectus:

1.

Comment: Please add disclosure to the Fund’s Principal Investment Strategies that suggests that the Fund’s portfolio will be invested throughout the world. For example, the Fund could have a policy that, under normal market circumstances, it will invest significantly (i.e., 40% of the Fund’s assets, or 30% during unfavorable conditions) in companies outside of the U.S. or doing business outside of the U.S.

Response: As suggested in ICA Release No. 24828, the SEC release adopting

Rule 35d-1 under the Investment Company Act of 1940, as amended, the use of the terms “international” and “global” in a fund’s name “connote diversification among investments in a number of different countries throughout the world.” Artisan Partners Funds respectfully submits that the current disclosure that the Fund intends to employ “a fundamental investment process to construct a diversified portfolio of US and non-US growth companies across a broad capitalization range” and to invest primarily in common stocks and other equity securities of US and non-US companies, taken together, makes clear that the Fund intends to be diversified among investments in a number of different countries throughout the world and therefore is consistent with the connotation of the term “global.” Accordingly, no changes have been made in response to this Comment.

2.	Comment: Please provide the updated Calendar Year-by-Year Total Returns and Average Annual Total Returns table for the period ended December 31, 2019 at least one week prior to going effective.

Response: Please see the completed performance tables attached hereto as Appendix A.

3.

Comment: Certain risks disclosed pursuant to Item 9 of Form N-1A are not also included as principal risks disclosed pursuant to Item 4. Please either (i) include the risks in the Item 4 disclosure or (ii) clarify that such risks are either sub-risks of other risk factors or, alternatively, disclosed as non-principal risks.

Response: The Fund respectfully declines to make the requested change at this time. The disclosure in response to Item 4 of Form N-1A summarizes the principal risks of investing in the Fund, as required by the Form. The “Risks You Should Consider” section discloses the principal risks of investing the Fund, as required by Item 9 of Form N-1A. However, it also includes disclosure regarding certain other risks related to investment activities of the Fund that the Fund does not necessarily view as principal risks of investing in the Fund. Such disclosure is permitted pursuant to General Instruction C(3)(b) of the Form, which permits a registrant to include information in the prospectus or the SAI that is not otherwise required, so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included. In response to this Comment, however, the Fund is currently considering whether additional clarification regarding principal and non-principal risks is appropriate and may make related updates in future filings.

4.

Comment: If the Fund considers “Derivatives Risk” to be a principal investment risk of the Fund, please disclose the related investment strategy in the principal investment strategies disclosure required by Item 4 of Form N-1A.

Response: The Fund has removed “Derivatives Risk” as a principal investment risk.

5.	Comment: Please provide supplementally the completed Annual Fund Operating Expenses table.

Response: Please see the completed expense table attached hereto as Appendix B.

* * * * *

Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan D. Briggs

Nathan D. Briggs

CC:	Sarah A. Johnson

Laura E. Simpson

Timothy A. Kahn

John M. Loder

Appendix A

Performance

This section provides some indication of the risks of investing in the Fund. The following bar chart shows how the performance of the Fund’s Investor Shares has varied over time.

Past performance (before and after taxes) is not necessarily an indication of how any class of the Fund will perform in the future.

Calendar Year by Year Total Returns (%)	Highest/Lowest Quarter Returns (%)
	During the time period shown in the bar chart.
	Highest	18.63	(quarter ended 31 Mar 2019)
	Lowest	-16.45	(quarter ended 31 Dec 2018)

Average Annual Total Returns1—(For Periods Ended 31 December 2019)

The following table shows the average annual total returns (before and after taxes) and the change in value of a broad-based market index over various periods ended 31 December 2019. The index information is intended to permit you to compare the Fund’s performance to market performance.

After-tax returns are shown only for Investor Shares, and the after-tax returns for Advisor Shares and Institutional Shares will vary from Investor Shares. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes.

Your actual after-tax returns depend on your own tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares in a tax-advantaged account, or to investors who are tax-exempt.

For Periods Ended 31 December 2019 (%)
Investor	1-Year	Since Inception (21 Aug 2017)
Return before taxes	42.57	18.26
Return after taxes on distributions	42.57	18.15
Return after taxes on distributions and sale of Fund shares	25.20	14.21
MSCI ACWI (All Country World Index) Index (reflects no deduction for fees, expenses or taxes)	26.60	10.11

[1]

Because the Fund’s Advisor Shares and Institutional Shares have not been offered for a full calendar year, the information provided represents the performance of the Fund’s Investor Shares. Advisor Shares, Institutional Shares and the Fund’s Investor Shares would have substantially similar annual returns because the shares are invested in the same portfolio of securities. The performance of the Advisor Shares and Institutional Shares will be different from the performance of Investor Shares because the Total Annual Fund Operating Expenses associated with each class will be different.

Updated performance information may be obtained by calling 800.344.1770. Updated performance information for Investor Shares and Advisor Shares is also available at www.artisanpartners.com.

Appendix B

Fees and Expenses of the Fund

This table describes the fees and expenses that you pay if you buy and hold shares of the Fund. The table and example do not reflect any transaction fees or commissions that may be charged by a shareholder’s financial intermediary when buying or selling shares.

Shareholder Fees (fees paid directly from your investment)

	Investor	Advisor	Institutional
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Exchange Fee	None	None	None
Redemption Fee	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Investor	Advisor	Institutional
Management Fees	0.98%	0.98%	0.98%
Distribution (12b-1) Fees	None	None	None
Other Expenses	0.42	0.36[1]	0.26[1]
Acquired Fund Fees and Expenses[2]	0.01	0.01	0.01
Total Annual Fund Operating Expenses	1.41	1.35	1.25
Fee Waiver and Expense Reimbursement[3]	0.00	0.00	0.00
Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement	1.41	1.35	1.25

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

[2]

“Acquired Fund Fees and Expenses” shown are for the fiscal year ended 30 September 2019 and are indirect expenses incurred from the Fund’s investment in various money market funds (acquired funds). To the extent that the Fund invests in acquired funds, Total Annual Fund Operating Expenses in the table above may not match the ratios of expenses to average net assets shown in the “Financial Highlights” in the Fund’s statutory prospectus, since the Financial Highlights reflect the operating expenses of the Fund and do not include fees and expenses of acquired funds.

[3]

Artisan Partners Limited Partnership, the Fund’s investment adviser (“Artisan Partners”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause total annual fund operating expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, acquired fund fees and expenses, borrowing costs such as dividends on securities sold short, and extraordinary charges such as litigation costs, but including management fees paid to Artisan Partners) not to exceed 1.50% of the average daily net assets of Investor Shares, 1.40% of the average daily net assets of Advisor Shares and 1.35% of the average daily net assets of Institutional Shares. This contract continues through 31 January 2021.

Expense Example

The example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes a 5% return each year, and that the Fund’s operating expenses are equal to Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement in the first year and Total Annual Fund Operating Expenses thereafter. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years	5 Years	10 Years
Investor	$144	$446	$771	$1,691
Advisor	$137	$428	$739	$1,624
Institutional	$127	$397	$686	$1,511

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